Hogan & Hartson
l.l.p.

875 third avenue new york, ny 10022 tel (212) 918-3000 fax (212) 918-3100 WWW.HHLAW.COM
February 27, 2006
VIA EDGAR AND FAX

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Flamel Technologies S.A. Form 20-F for the fiscal year ended December 31, 2004 filed June 15, 2005 Commission File No. 000-28508
Dear Mr. Rosenberg:
We have reviewed the comments of the staff, as provided to us by telephone on February 15, 2006, with respect to the above-referenced filing. Enclosed herewith are the staff’s comments followed by our responses on behalf of Flamel Technologies S.A. (the “Company”).
Form 20-F — December 31, 2004
Consolidated Financial Statements, page F-1
SB Pharma Puerto Rico Inc. (GSK), page F-13
Comment:
Please explain the reason the Company used a four year depreciation schedule.
Response:
The Company has not indicated that it will use a four year depreciation schedule. The buildings and fixtures related to the GSK agreement are to be depreciated over the expected life of the related assets. The supply agreement has an initial term of four years. The sole reference to “four years” in the Company’s Form 20-F for the period ended December 31, 2004 is found in Note 3 to the Consolidated Financial Statements of the Company for the year ended December
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Hogan & Hartson l.l.p.

Mr. Jim B. Rosenberg
February 27, 2006

31, 2004 which states: “GSK will pass title for all installed equipment to Flamel, upon cessation of the supply agreement initially intended to last 4 years.”
Comment:
Please provide the proposed revised supplemental disclosure in the context of the entire section in which it will appear.
Response:
The Company proposes to include the following disclosure regarding the agreement between the Company and GSK in the Company’s Form 20-F for the fiscal year ended December 31, 2005:
“SB Pharma Puerto Rico Inc. (GSK)
In March 2003, Flamel Technologies and SB Pharma Puerto Rico Inc (“GSK”) entered into a license agreement whereby the Company agreed to license its controlled-release Micropump® in order to develop a new formulation for an undisclosed existing product. In accordance with this license agreement, the
Company recognized research and development revenues of $4,379,000 and licensing fees of $3,311,000 in 2003. These licensing fees include two milestones payments of
$967,000 and $1,822,000. The remaining $522,000 relates to the $2,000,000 upfront payment received in March 2003, which is being recognized as revenue on a straight-line basis over the term of the development period.
In 2004, the Company recognized research and development revenues of $6,399,000.
The Company also recognized $2,053,000 of milestones payment and $766,000 of amortization of the initial up-front payment.
In 2005, the Company recognized research and development revenues of $xxx. The
Company also recognized $xxx of milestones payment and $xxx of amortization of the initial up-front payment.
In December 2004, Flamel and GlaxoSmithKline (GSK) entered into a four year supply agreement whereby Flamel agreed to supply GSK with commercial supplies of product.
The provisions of the agreement include payments to Flamel of $20,717,000 to support the costs and capital expenditure relative to the creation of a manufacturing area for the production of commercial supply of the product. The capital expenditure consists of both buildings and fixtures, and production equipment. Flamel will have immediate title to buildings and fixtures and title to production equipment vests with GSK for the duration of the supply agreement.

Hogan & Hartson l.l.p.

Mr. Jim B. Rosenberg
February 27, 2006

If the Company breaches the supply agreement through gross negligence, GSK can chose to terminate the supply agreement. The likely occurrence of this event is deemed remote given the Company’s ability to perform under supply arrangements based on its historical experience. In the event of a breach and a decision to terminate the agreement, all payments received become repayable to GSK and Flamel will receive immediate title to all production equipment.
Upon cessation of the supply agreement in the normal course, GSK will pass title to all production equipment to Flamel without cost of any kind.
As of December 2005, Flamel had received xx installments for $xxx. A total of $xxx has been spent on the acquisition of buildings and fixtures and a total of $xxx has been spent on behalf of GSK for the purchase of production equipment. As of
December 31, 2005, the remaining advance from GSK amounts to $xxx and will be used in 2006 to fund the remaining capital investment required for completion of the manufacturing area. This advance is reported in the balance sheet as an “advance received from partners” (see note xx). The funds received from GSK to finance the acquisition of assets owned by Flamel is classified as a current liability for $xxx and as a long term liability for $xxx. The liability will be amortized on a pro-rata basis over the expected life of the related assets and reflected as an offset of the depreciation of the related assets.”
If you have any questions concerning this letter or if you would like additional information, please do not hesitate to call me at
(212) 918-8270.

Very truly yours,
/s/ Amy Bowerman Freed
Amy Bowerman Freed

cc:	Ms. Keira Ino, Securities and Exchange Commission Mr. Jim Atkinson, Securities and Exchange Commission Mr. Stephen Willard, Flamel Technologies S.A.